AMSTEEL CORPORATION BERHAD (20667-M)

A Member of The Lion Group

04024494

26 March 2004

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

Attn : Ms Victoria C Choy

RECEIVED
2004 APR 22 A 9:02
OFFICE OF INTERNATIONAL CORPORATE FINANCE

SUPPL

Dear Sirs

Re : Exemption No. 82-3318
Issuer : Amsteel Corporation Berhad

We enclose herewith a copy of the General Announcement dated 25 March 2004, Re: Amsteel Corporation Berhad - Proposed Parkson Disposal and Proposed LCB Shares Disposal for filing pursuant to exemption No. 82-3318 granted to Amsteel Corporation Berhad under rule 12g3-2(b) of the Securities Exchange Act of 1934.

Please contact the undersigned for any query.

Yours faithfully
AMSTEEL CORPORATION BERHAD

CHAN POH LAN
Secretary

PROCESSED
APR 22 2004
THOMSON FINANCIAL

cc Ms Andres Estay - The Bank of New York
ADR Department
101 Barclay St., 22nd Floor
New York
NY 10286

dlw 4/22

Form Version 2.0

General Announcement

Ownership transfer to MB_PUBLIC2 on 25-03-2004 07:34:18 PM
Submitted by MB_PUBLIC2 on 25-03-2004 07:26:27 PM
Reference No MM-040323-64801

Submitting Merchant Bank (if applicable)	:	PUBLIC MERCHANT BANK BERHAD
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	AMSTEEL CORPORATION BERHAD
* Stock name	:	AMSTEEL
* Stock code	:	2712
* Contact person	:	PATRICK YEE/PHANG SIEW LOONG
* Designation	:	GENERAL MANAGER/ASSISTANT GENERAL MANAGER

* Type : ● Announcement ○ Reply to query

* Subject :

AMSTEEL CORPORATION BERHAD ("AMSTEEL" or "Company")
PROPOSED PARKSON DISPOSAL
PROPOSED LCB SHARES DISPOSAL
(Collectively referred to as "Proposals")

* **Contents :-**

We refer to the announcements made on 9 September 2003, 7 October 2003, 23 October 2003, 13 January 2004, 5 February 2004, 4 March 2004, 9 March 2004 and 19 March 2004 by Amsteel Corporation Berhad ("Amsteel" or the "Company") and its adviser, Public Merchant Bank Berhad ("PMBB"), in relation to the Proposals.

PMBB, on behalf of the Company, wishes to announce the following in respect of the Proposals:-

(A) Proposed Parkson Disposal

Amsteel and Amsteel Group Vendors *(comprising Ambang Jaya Sdn Bhd, Angkasa Marketing (Singapore) Pte. Ltd, Natvest Parkson Sdn Bhd, Sukhotai Food Sdn Bhd, Timuriang Sdn Bhd and Parkson Retail Consulting and Management Sdn Bhd)*, had on 25 March 2004 entered into a supplemental agreement with Lion Diversified Holdings Berhad ("LDHB"), Lion Industries Corporation Berhad ("LICB"), Lion Asia Investment Pte. Ltd. ("LAI") and LLB Nominees Sdn Bhd ("LLB Nominees") where among others, the parties confirm their respective agreement to the conditions imposed by the Securities Commission ("SC") vide its letters dated 2 January 2004 and 15 March 2004, respectively ("Parkson Supplemental Agreement"). The salient terms and conditions of the Parkson Supplemental Agreement are as follows:-

(a) The vendors of the Parkson Retail Group *(collectively referred to as "Vendors")* shall pay any shortfall in the audited consolidated proforma profit after tax ("PAT") of the Parkson Retail Group for the financial year ended ("FYE") 30 June 2003 in cash within one (1) month from the date of the audited financial statements in the event that the said PAT is less than RM49.87 million. The parties have acknowledged and agreed that the audited consolidated proforma PAT for the FYE 30 June 2003 exceeded RM49.87 million and accordingly, no shortfall is payable by the Vendors;

(b) The Vendors shall pay any shortfall in the audited consolidated proforma PAT of the Parkson Retail Group for the financial year ending 30 June 2004 in cash within one (1) month from the date of the audited financial statements in the event that the said PAT is less than the forecast PAT of RM53.06 million for the financial year ending 30 June 2004;

(c) The Vendors shall pay any shortfall in the audited consolidated proforma net tangible assets ("NTA") value of the Parkson Retail Group for the FYE 30 June 2003 in cash within one (1) month from the date of the audited financial statements in the event that the said NTA value is less than the NTA value of RM330.32 million. The parties have agreed that the audited consolidated proforma NTA for FYE 30 June 2003 exceeded RM330.32 million and accordingly, no shortfall is payable by the Vendors;

(d) In relation to the trade debtors of the Parkson Retail Group, the Vendors shall, inter alia, make full provision for the trade debtors where:-

(i) the amount is in dispute;

(ii) legal proceedings have commenced/been taken; or

(iii) the debt period exceeds six (6) months;

provided that no provision shall be made for trade debtors exceeding six (6) months as at 30 June 2003 who had subsequently settled their outstanding balances prior to the completion date;

Should the NTA of the Parkson Retail Group fall below the NTA position as submitted to the SC as a result of the above matters, the Vendors will be required to pay in cash any shortfall in the said NTA prior to the completion of the sale and purchase of the shares in the Parkson Retail Group;

(e) The Vendors undertake that they will indemnify LDHB for any losses suffered by LDHB as a result of any non-compliance with the laws and regulations of the People's Republic of China ("PRC");

(f) A moratorium shall be imposed on fifty percent (50%) of the consideration securities to be received by the respective Vendors for a period of one (1) year from the date of allotment and issuance of the redeemable convertible unsecured loan stocks in LDHB ("LDHB RCULS");

The parties who would be fulfilling the moratorium obligation and the number of securities which would be subject to such moratorium are set out in Table I.

(g) LDHB shall make the cash payment of RM150 million on a date as agreed between the parties and occuring within seven (7) days from the date of the Parkson Supplemental Agreement and it was agreed that the following three (3) conditions precedent ("Remaining CPs") namely:-

(i) Malaysia Exchange Securities Berhad ("MSEB")'s in-principle approval to the listing and quotation on MSEB of the new LDHB Shares issued upon the conversion of the LDHB RCULS;

(ii) approval of the security trustee (for the lenders of the Vendors) for the release and discharge of all encumbrances created in respect of the disposal of the shares in the Parkson Retail Group ("Sale Shares") ("Trustee's Approval"); and

(iii) the completion of the proposed acquisition of 2.6% equity interest in Qingdao No. 1 Parkson Co Ltd by Serbadangang Holdings Sdn Bhd;

shall be fulfilled prior to the issuance of the LDHB RCULS on completion date;

(h) The Vendors shall release or cause to be released to LDHB the Sale Shares within seven (7) business days (or such longer period as the parties may agree in writing) after the fulfillment of all of the conditions (if any) contained in the Trustee's Approval;

(i) The Vendors agrees, inter-alia, that:-

(i) all the relevant shortfall be paid by the respective Vendors in proportion to the shareholding percentages held by them in the relevant Target Companies;

(ii) Amsteel shall pay all amount of shortfall payable by any of the Amsteel Group Vendors and LAI;

(iii) LICB shall pay all amount of shortfall payable by LLB Nominees;

(j) In the event the Remaining CPs are not fulfilled in accordance with the provisions of the Parkson SPA (as varied pursuant to the Parkson Supplemental Agreement) or if the Trustees or the Vendors fails or refuses to deliver the documentation in relation to the transfer of the Sale Shares to LDHB in accordance with the terms of the Trustees' Approval within seven (7) business days therefrom, the Vendors shall forthwith upon demand by LDHB refund to LDHB the entire aforesaid cash payment of RM150 million;

(k) Such part of the aforesaid cash payment of RM150 million as remain unpaid from time to time by the Vendors to LDHB shall constitute a valid debt payable by the Vendors to LDHB and shall be subject to interest at the prevailing fixed deposit rate of Malayan Banking Berhad on yearly rests prevailing on the due date for payment calculated from the date of first demand for payment until the date of full payment thereof;

(l) Until the full payment of the aforesaid cash payment of RM150 million to LDHB and on demand by LDHB, the Vendors shall create in favour of and grant to LDHB and/or its nominee(s) such security interest (including a charge) and powers and rights reasonably required by LDHB over any of the assets of the Vendors or, any part thereof and execute and perfect such security documentation (including a memorandum of charge in such terms and conditions acceptable to LDHB) as LDHB may require to secure the payment of the aforesaid cash payment of RM150 million (including all accrued interest thereon) from the Vendors to LDHB;

(m) The parties confirm that as at 29 February 2004:-

   (a) an aggregate sum of RM254,287,000 is owed by the Parkson Retail Group to the Vendors and their related corporations as set out in Table 2;

   (b) an aggregate sum of RM184,110,000 is owed to the Parkson Retail Group by the Vendors and their related corporations as set out in Table 3;

   (c) the inter-company balances due to and owed by the Parkson Retail Group as at 29 February 2004 shall be net-off and settled on the date of the aforesaid cash payment of RM150 million whereby LDHB shall settle the net amount of such inter-company balances (after the netting off as at 29 February 2004) by way of cash payment on behalf of the relevant Parkson Retail Group.

(n) Any inter-company balances due to and owed by the Parkson Retail Group for the period between 1 March 2004 to the completion date shall be net off and settled in cash within thirty (30) days from the completion date in the manner as stated in the Parkson SPA.

(B) Proposed LCB Shares Disposal

The Proposed Disposal of 226,716,252 ordinary shares of RM1.00 each in LCB by Amsteel Corporation Berhad, Umatrac Enterprises Sdn Bhd and Angkasa Marketing (Singapore) Pte Ltd to LDH (S) Pte. Ltd was completed on 25 March 2004.

Save and except for the above, the other terms and conditions of the sale and purchase agreements in respect of the Proposals shall remain unchanged.

This announcement is dated 25 March 2004.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Name of party providing moratorium securities	No. of LDHB RCULS under moratorium
Amsteel LICB	47,611,000 2,389,000
Total	50,000,000

Table 2

Name of Creditors	**Amount Owing (RM)**
Amsteel Group Vendors and related corporations LAI	234,681,000 19,606,000
Total	**254,287,000**

Table 3

Name of Debtors	**Amount Owing (RM)**
Amsteel Group Vendors and related corporations LAI	132,677,000 51,433,000
Total	**184,110,000**